

May 20, 2015

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th St.
New York, NY 10022

> Re: **Shutterfly, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed by**
> **Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners**
> **4x6 Fund, L.P., Cibelli Research & Management, LLC, Marathon**
> **Partners Equity Management, LLC, Mario D. Cibelli, Marwan Fawaz,**
> **and Thomas D. Hughes**
> **Filed May 18, 2015**
> **File No. 001-33031**

Dear Mr. Freedman:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

We are Concerned with the Company's Executive Compensation Practices and the Board's Apparent Unwillingness to Follow Through on its Own Written Assurances to Reduce Executive Compensation, page 8

1. We note your response to Comment 6. Please rephrase the assertion, "the Company maintains an incentive compensation program that does not recognize stock-based compensation as an expense" to clarify that the Company uses a non-GAAP earnings metric that does not consider stock-based compensation in the calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director